EXHIBIT 99.1

MASISA S.A.

Santiago, [            ], 2005

Dear Shareholder:

On August 25, 2004, the boards of directors of Terranova S.A. and Masisa S.A. approved proposing a merger of the two companies to their respective shareholders. If the merger is approved by two-thirds of the outstanding shares of each company, we intend to complete the merger on or before [            ], 2005, subject to the conditions described in the information statement and prospectus. You should be aware that Compañía de Inversiones Suizandina S.A., a Chilean holding company, beneficially owns, directly and indirectly through its subsidiary Inversiones Forestales Los Andes S.A., in the aggregate approximately 76.38% of Terranova’s shares and it will vote these shares in favor of the merger and the exchange ratio at the Terranova shareholders meeting. As a result, approval of the merger and the exchange ratio by Terranova’s shareholders is assured. You should also be aware that Terranova owns 52.43% of our shares and intends to vote all of those shares in favor of approving the proposed merger and exchange ratio. Accordingly, unless approximately 70.1% of the shares not owned by Terranova are voted against the merger and exchange ratio, the merger and the exchange ratio will be approved by Masisa’s shareholders. The procedures for voting, as well as the requirements for obtaining a quorum, are different in Chile than those which would typically apply to most U.S. companies. We urge you to read carefully the description of these procedures and requirements beginning on page 37.

In the proposed merger, Masisa will merge into Terranova and Masisa common shareholders will receive 2.56 shares of Terranova common stock for each Masisa share they own. Masisa American depositary share (“ADS”) holders will receive 1.536 Terranova ADSs for each Masisa ADS they own. Each Masisa ADSs represents 30 shares of Masisa common stock and each Terranova ADS will represent 50 shares of Terranova common stock. We have applied to list the Terranova ADSs on the New York Stock Exchange under the symbol “MYS.” On March 2, 2005, the closing price on the Santiago Stock Exchange of Terranova common stock was Ch$151.90 per share and Masisa common stock was Ch$387.00 per share, and the closing price on the New York Stock Exchange of Masisa ADSs was US$19.81 per ADS. We urge you to obtain current market quotations for the Masisa and Terranova common stock and the Masisa ADSs.

Whether the transaction will be a taxable transaction or a tax-free transaction for U.S. holders of Masisa common stock and ADSs for U.S. federal income tax purposes cannot be determined with certainty until all of the Masisa shareholders and ADS holders, if any, exercise their rights to withdraw from Masisa have given the requisite notice of the exercise of their rights to withdraw from Masisa and Masisa determines the amount of the required payments to be made to such persons and whether it can make such payments to such persons solely out of Masisa’s own assets. Because the tax status of the merger cannot be determined with certainty at this time, the discussion of the tax treatment of the merger contained herein assumes that the merger will be a taxable transaction to U.S. Holders. U.S. Holders of Masisa common stock and ADSs are urged to assume, in deciding whether or not to vote in favor of the merger, that the merger will be characterized, for U.S. federal income tax purposes, in a manner that is least advantageous to such Holders. Please read carefully the tax treatment of the transaction beginning on page 41 under the heading “Material United States Tax Consequences.”

After careful consideration, the Masisa board of directors has unanimously determined that the merger with Terranova is in the best interest of the Masisa shareholders. Masisa’s board recommends that you vote for approval of the merger.

The accompanying document provides detailed information about the proposed merger and the Masisa shareholders meeting to vote on it. This document is also a prospectus for the Terranova ADSs that will be issued in the merger. We encourage you to read this material carefully. Please pay particular attention to the discussion of “Risk Factors” beginning on page 9 for a discussion of the risks related to the merger and ownership of Terranova ADSs.

Very truly yours,

Julio Moura Chairman of the Board of Directors

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger, nor have they passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

The date of this document is [            ], 2005 and it is first being mailed to the Masisa ADS holders and shareholders of Masisa resident in the United States on or about [            ], 2005.